

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Natalie Holles
Chief Executive Officer
Third Harmonic Bio, Inc.
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139

> **Re: Third Harmonic Bio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 16, 2022**
> **CIK No. 0001923840**

Dear Ms. Holles:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 16, 2022

Cover Page

1. We note that you intend to apply to list your common stock on the Nasdaq Global Market. Please revise to state whether such listing is a condition of the offering. If such listing is not a condition of the offering, discuss the liquidity implications for participants in the offering.

Prospectus Summary, page 1

2. We note your statement that you intend to initiate certain trials following "anticipated regulatory clearance." Please revise your disclosure to remove any implications that your product candidate will receive regulatory approval. Please also balance your disclosure

here to state when you anticipate submitting your clinical trial applications, that there is no guarantee that your application will be approved, and that even if it is, there is no guarantee that your trials will begin within your anticipated timeframe.

3.   We note that you plan to plan to seek regulatory approval to commercialize THB001 or any future product candidates in the United States. However, it is unclear from the disclosure whether you have applied to the FDA for an IND for this drug. Please advise. If you do not have an IND for this drug, please specifically state so in your disclosure, and provide an estimated timeline for your IND application.

4.   You make several statements throughout your prospectus that imply the efficacy of your product candidates. Efficacy determinations are solely within the authority of the FDA (or applicable foreign regulator) and are assessed throughout all clinical trial phases. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise or remove these and similar statements/inferences throughout your prospectus:

- Any statements implying that your products improved or may potentially improve symptoms or outcomes, such as "TBH001 was able to produce notable airway improvements in a rat model of allergic asthma" or "the administration of THB001 demonstrated statistically significant mast cell suppression";
- Any statements referencing "promising", "favorable", or "strong" results from your studies; and
- Any statements referencing your product's "potential" to affect symptoms or outcomes, such as " THB001 has the potential to minimize these off-target effects and enable us..."or its "ability to potentially treat a range of mast cell mediated skin, respiratory and gastrointestinal conditions..."

5.   Please revise your pipeline to include, in distinct columns, all the phases yet to be completed. Clarify, by product and indication, to which stage each has been developed.

Use of Proceeds, page 70

6.   We note that the use of proceeds may vary significantly from your current intentions depending on a number of factors and management "will have broad discretion in the application of the net proceeds." Please revise your disclosure to comply with Instruction 7 to Item 504 of Regulation S-K, or delete the reservation regarding the use of proceeds from this section and from the risk factor on page 61.

7.   We note your statement that the net proceeds of this offering will not be sufficient for you to fund any of your products through regulatory approval and that you will need to raise substantial additional capital to complete the development of your product candidates. Please revise your use of proceeds disclosure to indicate how far you expect the proceeds to progress each of the listed uses. If you will not be able to complete the related trials and address the related development costs with the proceeds of the offer, please disclose that these goals will not be achievable without additional funding and state

the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 115

8.   We note your consulting agreements with Mark Iwicki and Martin Seidel. Please disclose the nature of the consulting services provided by Mr. Iwicki and Mr. Seidel in each of these agreements.

Government Regulation, page 117

9.   We note your disclosure throughout your prospectus that you intend to market THB001 in the United States and the European Union, that you have an existing "CTA," and intend to submit a clinical trial application for your Phase 1b trial. Please briefly describe how the drug approval process works in the European Union, including the significance of a clinical trial application within this jurisdiction, the steps required to receive approval, and the steps you have taken to date to receive approval. Please also disclose in the related portion of the Business Section what "CTA" stands for, when you received approval for your existing CTA and when you intend to submit your clinical trial application.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Rob Freedman, Esq.